Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.
SECOND QUARTER 2009 RESULTS RELEASE AND CONFERENCE CALL SCHEDULED
FOR WEDNESDAY, AUGUST 12, 2009

Conference Call Scheduled at 8.30am ET

AZOUR, Israel – July 20, 2009 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN), announced that it will be releasing its second quarter 2009 results on Wednesday, August 12, 2009 before the US market opens.

The Company will also be hosting a conference call later that same day at 8:30am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 229 7198
ISRAEL Dial-in Number: 03 918 0685
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number: +972 3 918 0685
At:
8:30am Eastern Time, 5:30am Pacific Time, 3:30pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 521,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1,200 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact

Udi Mizrachi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348 International Investor Relations

Ehud Helft / Kenny Green (info@gkir.com) GK Investor Relations (US) +1 646 201 9246